

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-31-07



07050096

April 3, 2007

Ian T. Graham
Sr. Vice President & General Counsel
Armor Holdings, Inc.
13386 International Parkway
Jacksonville, FL 32218

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/3/2007

Re: Armor Holdings, Inc.
Incoming letter dated January 31, 2007

Dear Mr. Graham:

This is in response to your letter dated January 31, 2007 concerning the shareholder proposal submitted to Armor Holdings by the Office of the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341



ARMOR HOLDINGS, INC.
13386 International Parkway
Jacksonville, FL 32218

Ian T. Graham
Sr. Vice President & General Counsel

Phone: (904) 741-1747
Fax: (904) 807-5334
igraham@armorholdings.com

January 31, 2007

Securities and Exchange Commission
Office of Chief Counsel
Filing Desk
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the New York City Pension Funds for Inclusion in the Armor Holdings, Inc. 2007 Proxy Statement

Dear Sir or Madam:

I am the Senior Vice President & General Counsel of Armor Holdings, Inc., a Delaware corporation (the "Company"). On or about December 18, 2006, the Company received a proposed shareholder resolution, dated December 13, 2006 (the "Proposal") from the Office of the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Proponent"), for inclusion in the proxy statement (the "2007 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2007 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2007 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials.

Further, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of the Company the undersigned hereby files six (6) copies of this letter and the Proposal, which is attached to this letter and marked as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal relates to implementing a policy of non-discrimination on the basis of sexual orientation and gender identity and states:

> **RESOLVED:** The Shareholders request that management implement equal employment opportunity policies based on the aforementioned principles prohibiting discrimination based on sexual orientation and gender identity.

> **STATEMENT:** By implementing policies prohibiting discrimination based on sexual orientation and gender identity, the Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Pursuant to Rule 14a-8(i)(7), we believe that the Company may properly exclude the Proposal from the 2007 Proxy Statement and form of proxy because the Proposal deals with a matter relating to the Company's ordinary business operations. We also believe that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal through its Equal Employment Opportunity and Policy against Harassment employment practices, as set forth in its employee handbook and as further implemented by the Company through workplace training programs. The reasons for these conclusions are more particularly described below.

1. The Proposal Addresses a Matter Relating to the Company's Ordinary Business Operations.

The Proposal may be excluded on the basis of Rule 14a-8(i)(7) because it addresses a matter relating to the Company's ordinary business operations — personnel decisions and employee relations. The Proposal would mandate the implementation of a specific equal employment opportunity program. Such a program should be the province of management and, in fact, the Company's management has already implemented such policies (see discussion in Section 2, below). In May 1998, the Commission amended its rules regarding shareholder proposals (Exchange Act Release No. 34-40018, May 21, 1998)(the "Amending Release"). In the Amending Release, the Commission stated that in analyzing proposals under the ordinary business exclusion, the Commission would return to the standard it has previously articulated in its 1976 release regarding shareholder proposals. See Exchange Act Release No. 12999 (November 22, 1976). The Amending Release notes that the policy underlying the ordinary business exclusion rests on two central themes. The first policy consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second policy consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. As set forth below, the Proposal addresses these types of fundamental management tasks and thus should be excluded under Rule 14a-8(i)(7).

Specifically, the Proposal mandates an equal employment opportunity that incorporates a set of "principles". These "principles" however, often reflect actual actions to be taken by management, which actions should be in the discretion of management rather than mandated by shareholder action. For example, one such principle states: "Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs." The decision to conduct regular sensitivity and training programs, and the scope of such programs, is clearly a management prerogative that relates to the day-to-day functions of the business. In fact, the Company has such programs (as discussed in Section 2, below), but the scope of such programs is part of the ordinary business operations of the Company and should not be the subject of a shareholder resolution.

Another principle incorporated in the Proposal states: "There shall be no discrimination in the allocation of **employee benefits** on the basis of sexual orientation or gender identity." (Emphasis added.) The Staff has consistently permitted the exclusion of employment-related shareholder proposals addressing compensation and benefits issues under the "ordinary business" exclusion. See, e.g., Boeing Corp. (February 7, 2001) (permitting exclusion of proposal mandating rescission of certain employee benefits); Xerox Corp. (Mar. 31, 2000) (permitting exclusion of proposal relating to Xerox providing its employees competitive compensation and benefits); Merck & Co., Inc. (Mar. 6, 2000) (permitting exclusion of proposal mandating that the board improve the compensation and benefits packages of Merck's pharmacists); Avery Dennison Corp. (Nov. 29, 1999) (permitting exclusion of proposal mandating cost of living increases for pension plan participants); and Bell Atlantic Corp. (Oct. 18, 1999) (permitting exclusion of proposal mandating an increase in the pension of retired management employees).

Even more fundamentally, some of the principles in the Proposal go to the heart of ordinary business operations, namely, the Company's advertising and marketing. For example, one principle states: "Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity." While the Company does not believe that it currently uses, nor does it plan to use, negative stereotypes of any nature in its advertising materials, decisions regarding advertising and marketing are part of the ordinary business decisions of the Company and must be free from such rules, the application of which would be highly subjective in any event. A broad policy regarding which types of advertising are permissible would be unduly intrusive on management's ability to run the business of the Company and would constitutes micro-managing of the Company's affairs.

The Company has developed and promulgated comprehensive equal employment opportunity and anti-harassment policies that it believes will help attract, retain and benefit all its employees, as well as foster a non-hostile and welcoming workplace. It is particularly within the expertise of the Company's management to run the Company, its non-discrimination and non-harassment policies and its benefits plans on a day-to-day basis, and to make human resources policy decisions that will further that goal. The Company believes that the Proposal improperly attempts to have shareholders manage the Company and its business decisions concerning its workplace rules and human resources and benefits policies. Under Rule 14a-8(i)(7), and upon the basis of the consistent precedents of the Staff cited above, the Company requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal from its 2007 Proxy Statement.

2. <u>The Proposal May be Excluded Because It Has Already Been Substantially Implemented</u>.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if the proposal has already been substantially implemented.

The Proposal relates to matters that have already been substantially implemented by the Company. First, the Company has adopted a Company-wide Equal Employment Opportunity policy ("EEO Policy") that completely covers all concerns raised in the principle identified in the Proposal with respect to discrimination in employment. A copy of the EEO Policy is attached as Exhibit B. The EEO Policy mandates in relevant part:

> The Company stands committed to its philosophy that all employees are entitled to equal employment opportunities. This policy applies to all personnel actions, including compensation, benefits, discipline, transfers, promotions, lay-offs, leaves of absence, terminations, and participation in Company-administered or sponsored activities. The Company also affirmatively recruits and hires individuals based upon demonstrated abilities, achievements and experience, without regard to race, color, religion, age, national origin or ancestry, sex, pregnancy, citizenship status, veteran status, marital status, physical or mental disability, medical conditions, **sexual orientation**, and/or any other characteristic protected by federal, state or local laws. (Emphasis added.)

Additionally, the Company has a Policy against Harassment. A copy of the Policy against Harassment is attached as Exhibit C. This Policy against Harassment provides in relevant part: "The Company is committed to providing a work environment that is free of unlawful discrimination and harassment. In keeping with this commitment, the Company maintains a strict policy prohibiting discriminatory/harassing conduct in any form." In addition to prohibiting sexual harassment, the Policy against Harassment also expressly forbids harassment on the basis of race, color, sex, national origin, age, disability, citizenship, **sexual orientation**, marital status, and any other characteristic protected by law. Furthermore, the Company regularly provides harassment training workshops for its employees in order to help provide a work environment free of harassment of any kind.

Thus, we believe that the EEO Policy and the Policy against Harassment, together with the programs implemented by the Company in furtherance of those policies, substantially implement the Proposal.

In sum, the Company's existing policies and standards already substantially implement the principles incorporated in the Proposal. The Proposal may, therefore, be excluded under Rule 14a-8(i)(10).

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2007 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

The Company anticipates that the 2007 Proxy Statement will be finalized for printing on or about April 16, 2007. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (904) 741-1747.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



Ian T. Graham
Senior Vice President & General Counsel
Armor Holdings, Inc.

cc: Office of the Comptroller of the City of New York

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 13, 2006

Mr. Philip A. Baratelli → Ian G
Secretary
Armor Holdings, Inc.
13386 International Parkway
Jacksonville, FL 32218

Dear Mr. Baratelli:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Armor Holdings, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

Enclosures
Armor Holdings Equality 2007

SEXUAL ORIENTATION

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS, corporations with non-discrimination policies relating to sexual orientation have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity;

The company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage its reputation as an equal opportunity employer;

Atlanta, Seattle and Los Angeles, and San Francisco have adopted legislation restricting business with companies that do not guaranteed equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

The company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Taskforce study has found that 16% -44% of gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians, and bisexuals;

A number of Fortune 500 corporations have implemented non-discrimination policies encompassing the following principles:

1) Discrimination based on sexual orientation and gender identity will be prohibited in the company's employment policy statement.
2) The non-discrimination policy will be distributed to all employees.
3) There shall be no discrimination based on any employee's actual or perceived health condition, status, or disability.
4) There shall be no discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity.
5) Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs.
6) There shall be no discrimination in the recognition of employee groups based on sexual orientation or gender identity.
7) Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity.

8) There shall be no discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity.
9) There shall be no discrimination in the sale of goods and services based on sexual orientation or gender identity, and
10) There shall be no policy barring on corporate charitable contributions to groups and organizations based on sexual orientation.

RESOLVED: The Shareholders request that management implement equal employment opportunity policies based on the aforementioned principles prohibiting discrimination based on sexual orientation and gender identity.

STATEMENT: By implementing policies prohibiting discrimination based on sexual orientation and gender identity, the Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

December 13, 2006

To Whom It May Concern

Re: Armor Holdings Cusip #: 042260109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 56,000 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

December 13, 2006

To Whom It May Concern

Re: Armor Holdings Cusip #: 042260109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 3,700 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The **BANK**
of **NEW YORK**

December 13, 2006

To Whom It May Concern

Re: Armor Holdings Cusip #: 042260109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 1,200 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK of NEW YORK

December 13,, 2006

To Whom It May Concern

Re: Armor Holdings Cusip #: 042260109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 34,305 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The **BANK**
of **NEW YORK**

December 13, 2006

To Whom It May Concern

Re: Armor Holdings Cusip #: 042260109

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 24,033 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

EXHIBIT B

EMPLOYEE HANDBOOK
ARMOR HOLDINGS, INC.

Version 1.1

TABLE OF CONTENTS

EMPLOYMENT POLICY

EQUAL EMPLOYMENT OPPORTUNITY

The Company stands committed to its philosophy that all employees are entitled to equal employment opportunities. This policy applies to all personnel actions, including compensation, benefits, discipline, transfers, promotions, lay-offs, leaves of absence, terminations, and participation in Company-administered or sponsored activities. The Company also affirmatively recruits and hires individuals based upon demonstrated abilities, achievements and experience, without regard to race, color, religion, age, national origin or ancestry, sex, pregnancy, citizenship status, veteran status, marital status, physical or mental disability, medical conditions, sexual orientation, and/or any other characteristic protected by federal, state or local laws.

It is the responsibility of all employees to ensure that the Company's policy of equal employment opportunity is implemented in all phases of human resources administration. Violation of this policy by any employee will result in disciplinary action, up to and including termination of employment.

To comply with applicable laws ensuring equal employment opportunities to qualified individuals with a disability, the Company will make reasonable accommodations for the known physical or mental limitations of an otherwise qualified individual with a disability who is an applicant or an employee, unless undue hardship to the Company would result.

Any applicant or employee who requires an accommodation to perform the essential functions of the job should notify the Company and request such an accommodation. The individual with the disability should specify what accommodation he or she needs to perform the job. The Company will then seek to identify possible reasonable accommodations, if any that will help the applicant or employee perform the essential functions of the task or job at issue. If the accommodation is reasonable and would not impose an undue hardship, the Company will make the accommodation.

CODE OF CONDUCT

It is the policy of the Company to conduct business in a manner that is ethical and promotes the best interests of its customers, shareholders and employees. The conduct of both the Company and its employees must satisfy all applicable legal and Company requirements. It is the responsibility of each employee to read and understand the Code of Conduct, which is articulated below.

Introduction

This Code of Business Conduct and Ethics sets out basic principles which directors, officers, employees, agents and representatives (including consultants) of the Company, its subsidiaries and affiliates are expected to abide by. Persons subject to this policy must conduct themselves accordingly and avoid even the appearance of improper conduct.

This Code does not cover every issue that may arise. If an employee has any questions about the proper course of conduct in any situation, the employee should seek assistance from the employee's manager, the Company's legal counsel, and/or other Company resources. Section 15 of this Code prescribes certain guidelines to follow if the employee is in a situation in which the employee believes may violate or lead to a violation of this Code or applicable law. Waivers of this Code for executive officers and directors may only be made pursuant to the procedures described in Section 12 of this Code.

This Code does not supersede applicable law. If any law conflicts with a policy of this Code, you must comply with the law.

EXHIBIT C

EMPLOYEE HANDBOOK
ARMOR HOLDINGS, INC.

Version 1.1

TABLE OF CONTENTS

INTRODUCTION

EMPLOYMENT PRACTICES

EMPLOYEE BENEFITS

WORKPLACE RULES

COMPENSATION AND HOURS OF WORK

POLICY AGAINST HARASSMENT

The Company is committed to providing a work environment that is free of unlawful discrimination and harassment. In keeping with this commitment, the Company maintains a strict policy prohibiting discriminatory/harassing conduct in any form. This policy applies to all Company employees, agents, vendors and non-employees, including management and non-supervisory employees.

Sexual Harassment is Prohibited

All employees have the right to work in an environment free from unsolicited and unwelcome sexual overtures. The Company will not tolerate any form of gender-based or sex-based discrimination, including any kind of sexual harassment against any employee or applicant for employment. Such discrimination violates federal and state law, and Company policy.

Definitions of Harassment

Sexual Harassment constitutes discrimination and is illegal. For the purposes of this policy, sexual harassment is defined, as in the Equal Employment Opportunity Commission Guidelines, as unwelcome sexual advances, requests for sexual favors and other verbal or physical conduct of a sexual nature involving individuals of the same or different gender when, for example: (i) submission to such conduct is made either explicitly or implicitly a term or condition of an individual's employment; (ii) submission to or rejection of such conduct by an individual is used as the basis for employment decisions affecting such individual; or (iii) such conduct has the purpose or effect of unreasonably interfering with an individual's work performance or creating an intimidating, hostile or offensive working environment.

Examples of conduct that may constitute sexual harassment include, but are not limited to:

- Unwelcome physical contact with sexual overtones, such as touching, patting, pinching, hugging, shoulder rubbing, repeatedly "brushing" against someone, or impeding the movement of another person
- Sexually-offensive comments, such as slurs, jokes, epithets and innuendo
- Sexually-oriented "kidding" or "teasing" or sexually-oriented "practical jokes"
- Suggestive or obscene written comments in notes, letters, invitations or E-mail
- Inappropriate, repeated or unwelcome sexual flirtations, advances or propositions
- Offensive visual contact such as staring, leering, gestures or displaying obscene objects, pictures or cartoons
- Inappropriate or suggestive comments about another person's physical appearance, body or dress
- Exchanging or offering to exchange any kind of employment benefit for a sexual concession. For example, promising a promotion or raise in exchange for sexual favors
- Withdrawing or threatening the withdrawal of any kind of employment benefit for refusing to grant a sexual favor. For example, suggesting that an individual will receive a poor performance review or be denied a raise unless he or she goes out on a date with a supervisor

Harassment on the basis of any other protected characteristic is also strictly prohibited. Under this policy, harassment is verbal or physical conduct that is based on hostility or aversion toward an individual because of his/her race, color, religion, sex, national origin, age, disability, citizenship, sexual orientation, marital status or any other characteristic protected by law, or that of his/her relatives, friends or associates, and that: (i) has the purpose or effect of creating an intimidating, hostile or offensive work environment; (ii) has the purpose or effect of unreasonably interfering with an individual's work performance; or (iii) otherwise adversely affects an individual's employment opportunities. Additionally, the Company will not discriminate against any employee on the grounds that he/she has AIDS, has tested

EMPLOYEE HANDBOOK ACKNOWLEDGMENT

By my signature below, I acknowledge that I have received a copy of the Company's Employee Handbook, and that I have read, or will promptly read, the policies and procedures contained therein. I also acknowledge that I am subject to the policies and procedures set forth therein, including but not limited to the following policies called out below: Equal Employment Opportunity, Code of Conduct, Harassment, Confidential Information, Alcohol and Drug, Workplace Violence, and Internet/E-mail use. By initialing each of these policies below, I acknowledge that I have read and understand each policy as stated in the Employee Handbook. In addition, I acknowledge that I am responsible for consulting my Human Resources department or my Manager if I do not understand any of these policies or procedures and/or if I have questions that are not answered in the Handbook.

I understand that except for employment "at will" status, any and all policies or procedures can be changed, modified or terminated at any time by the Company with or without notice. Furthermore, the Company also has the right to change my hours, compensation and working conditions at any time. I understand and agree that, other than the Senior VP of Human Resources or the Senior VP of Human Resource's designee, no manager, supervisor or representative of the Company has authority to enter into any agreement, express or implied, for employment for any specific period of time, or to make any agreement for employment other than "at will".

I understand that nothing contained in the Employee Handbook creates a contract or is intended to create a contract, promise or representation of continued employment, for any specific period of time, and employment at the Company is employment "at will"; employment may be terminated at the will of either the Company or myself, with or without a reason and with or without advance notice. My signature below certifies I understand that the foregoing agreement on "at will" status is the sole and entire agreement between the Company and me concerning the duration of my employment and the circumstances under which my employment may be terminated. It supersedes all prior agreements, understandings or representations concerning my employment with the Company.

I also understand that this Employee Handbook supersedes all other handbooks, manuals, publications, letters, posters, handouts or other communication, which may have been issued on subjects covered herein.

I also understand that if I have any differences, complaints or job-related problems with the Company regarding the terms and conditions of my employment, I will attempt to resolve these problems informally as outlined in this Handbook.

Please Initial:

Equal Employment Opportunity ________ Code of Conduct ________

Policy against Harassment ________ Confidential Information ________

Alcohol and Drug Policy ________ Workplace Violence ________

Internet/E-mail Use Policy ________

Dated: ____________________

____
Legal Signature

____
Print Legal Name

(Note: After reviewing the Employee Handbook and this form, please either print it out or remove from the booklet. Please sign the form and then hand it to your manager or local human resources representative. The executed copy will be maintained in your personnel file).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Armor Holdings, Inc.
Incoming letter dated January 31, 2007

The proposal requests that management implement equal employment opportunity policies based on certain principles prohibiting discrimination based on sexual orientation and gender identity.

We are unable to concur in your view the Armor Holdings has met its burden of establishing that Armor Holdings may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Armor Holdings may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(7).

We are unable to concur in your view that Armor Holdings has met its burden of establishing that Armor Holdings may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Armor Holdings may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Tamara M. Brightwell
Special Counsel

END